Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves LP

(Commission File No. 1-33249)

Legacy Reserves begins process of transitioning to corporation

By Mella McEwen mmcewen@mrt.com, Midland Reporter-Telegram

Updated 11:50 pm, Saturday, March 31, 2018

Midland’s Legacy Reserves is launching a transition that will transform it from Legacy Reserves LP, a master limited partnership, to Legacy Reserves Inc., a newly created Delaware corporation.

Paul Horne, chairman and chief executive officer of Legacy’s general partner, said in a conference call announcing the transition that it is the result of work begun during the recent industry downturn.

“Our industry recently experienced a downturn, the severity and duration of which was unexpected,” Horne told industry analysts during the call.

That resulted in a lack of investor confidence in investing in upstream limited partnerships such as Legacy. Horne called that “the dark cloud we have been under as an upstream MLP.”

The dark cloud was that investors have essentially written off that master limited partnership space, , Dan Westcott, president and chief financial officer, told the Reporter-Telegram.

“The upstream master limited partnership space gained a lot of popularity in 2006, and really crested in 2014. Of the 13 companies doing business in that form, since the peak, 11 of the 13 have gone away through mergers, went bankrupt or changed their business model,” he said.

He and Horne say the transition will increase Legacy’s access to capital markets and will open up a broader field of investors.

“We’re jumping from a small pond to a bigger pond,” said Westcott.

“By increasing access and streamlining our structure, we expect improvement in our cost of capital to fund our growth and address our liquidity profile,” Horne said.

He said the conversion to a corporate structure also will simplify governance and make Legacy directors and officers subject to corporate fiduciary duties.

Westcott said Legacy’s operations are comparable to other Permian-focused corporations but because it was operating as a master limited partnership, some investors weren’t able to draw those parallels.

Legacy does have growth plans, primarily through the drill bit, said Westcott. Legacy is currently operating two rigs, one in Howard County and one in Lea County, New Mexico.

Westcott said the plans to an effective corporate transition are the result of the collaborative efforts of all the company’s departments.

Legacy had already begun transitioning its business model during the downturn through its horizontal development efforts in the Permian, allowing it to reinvest cash flow to grow its asset base, he said. The company built a technical operations and development team with horizontal expertise that can be scaled up to a much larger drilling and completion program, driving down costs and keeping its proved developed producing reserve declines shallow.

Westcott said the company will complete its consent solicitations to amend Senior Notes for the transition and then file Form S-4 with the Securities and Exchange Commission.

“We feel the unitholders have been supportive in the past and anticipate their continued support as we go through the proper procedures,” he said.

The transaction is expected to close in the second quarter.